SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated June 8, 2007

Commission File Number 1-14846

<u>   AngloGold Ashanti Limited   </u>
(Translation of registrant's name into English)

11 Diagonal Street
Johannesburg, 2001
(P.O. Box 62117, Marshalltown, 2107)
<u>   South Africa   </u>
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

     Form 20-F <u>X</u>   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

     Yes <u> </u>   No <u>X</u>

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

     Yes <u> </u>   No <u>X</u>

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

     Yes <u> </u>   No <u>X</u>

Enclosure: Press release – AngloGold Ashanti announces sale of assets from Ergo to Mintails / DRD Joint Venture



AngloGold Ashanti Limited \ (Incorporated in the Republic of South Africa)
(Reg. No.1944/017354/06) \ ISIN Number: ZAE000043485

Corporate Affairs Department: \ 3rd Floor \ 76 Jeppe Street \ Johannesburg \ 2001 \ South Africa
Tel +27 (0)11 637 6317 \ Fax +27 (0)11 637 6399/6400 \ www.AngloGoldAshanti.com

news release

AGA06.07

8 June 2007

ANGLOGOLD ASHANTI ANNOUNCES SALE OF ASSETS FROM ERGO TO MINTAILS/DRD JOINT VENTURE

AngloGold Ashanti Limited has sold to a consortium of Mintails South Africa (Pty) Limited / DRD South African Operations (Pty) Limited Joint Venture most of the remaining moveable and immovable assets of Ergo, the surface reclamation operation east of Johannesburg, discontinued in March 2005. The site is currently being rehabilitated by AngloGold Ashanti. The assets and associated liabilities were sold for R42,800,000. The Joint Venture will operate, for its own account, under the AngloGold Ashanti authorisations until new order mining rights have been obtained and transferred to the Joint Venture.

A specific exclusion from the sale to the JV is the Brakpan Tailings Storage Facility which will continue to be rehabilitated by AngloGold Ashanti.

ENDS

Queries

South Africa	Tel:	Mobile:	E-mail:
Steve Lenahan	+27 (0) 11 637 6248	+27 (0) 83 308 2200	slenahan@AngloGoldAshanti.com
Alan Fine	+27 (0) 11 637 6383	+27 (0) 83 250 0757	afine@AngloGoldAshanti.com

Disclaimer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: June 8, 2007

By: /s/ L Eatwell_____
Name: L EATWELL
Title: Company Secretary